UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934


                       Grant Ventures, Inc.
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                        (Names of Issuer)

                  Common Stock, par value $0.001
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                  (Title of Class of Securities)

                             38822R20
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                          (Cusip Number)

                            Copies to:
                       James C. Lewis, Esq.
                       JAMES C. LEWIS, L.C.
                      10 West 100 South #615
                     Salt Lake City, UT 84101
                          (801) 994-3846
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    (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          July 30, 2004
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     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note:    Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 19 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 38822R20                                                Page 2 of 5




1. Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).

     Blaine Taylor
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2.   Check the Appropriate Box if a Member of a Group (See Instructions).
     (a)   [ ]
     (b)   [ ]
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3.   SEC Use Only

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4.   Source of Funds

     OO
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e) [ ]
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6.   Citizenship or Place of Organization

     United States
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NUMBER OF         7.    Sole Voting Power            3,257,800
SHARES
BENEFICIALLY      8.    Shared Voting Power          1,253,000 (1)
OWNED BY
EACH              9.    Sole Dispositive Power       3,257,800
REPORTING
PERSON            10.   Shared Dispositive Power     1,253,000 (1)
WITH:
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      4,510,800
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [  ]
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13.    Percent of Class Represented by Amount in Row (11)    8.0%
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14.    Type of Reporting Person    IN
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(1)     1,253,000 shares are owned by Six Way, Inc., a corporation of which
Mr. Taylor is president, a director and a principal shareholder, and, as such, has the indirect power to direct the voting and disposition of such shares. Six Way, Inc., is not a reporting person for purposes of this Schedule 13D.

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CUSIP No. 38822R20                                                Page 3 of 5

    This Schedule 13D is being filed by Blaine Taylor (the "Reporting
Person").

    Except as expressly otherwise set forth in this Schedule 13D, the Reporting Person disclaims beneficial ownership of the shares of Common Stock (as defined below) beneficially owned by any other Reporting Person or any other person.

Item 1.  Security and Issuer

     This Schedule 13D relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of Grant Ventures, Inc., a Nevada corporation (the "Company"). The address of the principal executive office of the Company is 56 West 400 South, Suite 220, Salt Lake City, Utah 84101.

Item 2.  Identity and Background

     Blaine Taylor, a United States citizen, is a greater than 5% shareholder of the Company; he is not an officer or director of the Company. The principal business address of Blaine Taylor is 534 Hidden Circle, North Salt Lake City, Utah 84054.

     During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     The shares of Common Stock held of record by the Reporting Person were acquired as a result of the merger transaction described below in Item 4.

Item 4.   Purpose of Transaction

     The Reporting Person acquired the shares of Common Stock of the Company as a result of a merger transaction. On July 6, 2004, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Impact Acquisition Corporation, a Utah corporation, which is a wholly owned subsidiary of the Company ("Merger Sub"), and Impact Diagnostics, Inc., a Utah corporation, ("IDI"). Pursuant to the Merger Agreement, Merger Sub merged with IDI, and IDI remained as the surviving corporation and a wholly owned subsidiary of the Company (the "Merger").

     Upon the consummation of the Merger on July 30, 2004, each issued and outstanding common share of IDI (other than shares of IDI to be canceled in accordance with the Agreement) was converted into the right to receive one (1) share of the Company's common stock, par value $0.001 per share (the "Merger Consideration"). In addition, each option to purchase one share of common stock of IDI was converted into the right to receive an option to purchase one share of the Company's common stock.

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CUSIP No. 38822R20                                                Page 4 of 5


     Following completion of the Merger, Stan Yakatan who was the CEO of IDI, was appointed Chief Executive Officer and President of the Company. John Wilson was appointed as CFO and Michael Ahlin and Dr. Mark Rosenfeld were
appointed as Vice-Presidents of the Company   the same positions they held
with IDI prior to the Merger.

     Also as part of the Merger, Stan Yakatan, Michael Ahlin, Jack Levine, Eric Wilkinson, Kevin Crow and Mark Rosenfeld were appointed to the Board of Directors of the Company and Pete Wells and Geoff Williams resigned from the Company's board. The Company intends to appoint a seventh member to its Board of Directors in the future.

     Except as described herein, the Reporting Person does not presently have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

     (a-b)    Blaine Taylor is the beneficial owner of an aggregate of
4,510,800 shares of Common Stock, which constitutes approximately 8.0% of the issued and outstanding shares of Common Stock as of the date hereof. The number of shares beneficially owned by Blaine Taylor includes (i) 3,257,800 shares of Common Stock held of record by Blaine Taylor, over which he has sole voting and dispositive power and (ii) 1,253,000 shares of Common Stock held by Six Way, Inc. As the president, director and a principal shareholder of Six Way, Inc., Blaine Taylor has the indirect power to direct the voting and disposition of the 1,253,000 shares of Common Stock held by Six Way, Inc. Six Way, Inc. is not a Reporting Person for purposes of this Schedule 13D.

     (c) Except as described in Item 4, the Reporting Person has not effected any transactions in the Common Stock during the past sixty (60) days.

     (d)    Not applicable.

     (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Reporting Person is not party or subject to any contracts, arrangements, understandings or relationships with respect to the securities of the issuer.

Item 7.   Material to be Filed as Exhibits

     Exhibit A.: Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 6, 2004, between the Company, Impact Acquisition Corporation and Impact Diagnostics, Inc. [Filed as an Exhibit to the Company's current report on Form 8-K filed with the Commission on July 7, 2004 and incorporated by reference herein].

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CUSIP No. 38822R20                                                Page 5 of 5



                            SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.



    Date:  August 10, 2004                /s/ Blaine Taylor
                                         ------------------------------------
                                         Blaine Taylor